FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey’s revenue growth stronger - supported by a strengthened product range

London, 26 July 2007

This statement provides a summary of the business and financial trends for the six months to 30 June 2007. Unless otherwise stated, the trading [1] results of Abbey are compared to equivalent results for the same period in 2006 excluding the results of the sold life companies which have been accounted for as discontinued operations. Abbey’s interim results will be published in August 2007.

The first half results of Santander are also released today and can be found on www.santander.com. Abbey’s first half performance, on a Group basis, is included within Santander’s financial statements.

Highlights

First half highlights include:

• statutory profit before tax from continuing operations significantly ahead of the first half 2006;

• trading profit before tax [1] up substantially, with the cost saving target of £300m,[2] announced at the time of Santander’s acquisition, delivered ahead of full Partenon implementation;

• on track for double digit operating jaws [3] for the third consecutive year;

• trading income growth ahead of the 5% growth reported at the 2006 year-end. This performance was driven by a strong uplift in net interest income, resulting from solid balance sheet growth and robust Retail spreads. Non interest income was flat compared to the first half of 2006;

• continued success in balancing volume growth and profitability in the first half of 2007. Abbey’s product range continues to strengthen and new business volumes in H1 2007 were supported by a strong tax year campaign boosting savings and investment flows. Mortgage balances were up over 7% compared to the same point last year, whilst Abbey branded deposits grew by 4% boosted by 8% growth in current account balances and direct investment new business up by 37%;

• trading expenses over 3% lower due to on-going cost reduction activity;

• provisions have stabilised through 2007 and were lower than at the same point last year; and

• trading cost: income ratio of 50.2% (2006 H1: 54.9%, 2005 FY: 61.3%) in-line with our retail peer group, and on track to move significantly lower than industry averages as we progress to our target of 45% by the end of 2008.

[1] Trading profit before tax is management's preferred profit measure when assessing the performance of the business. It is calculated by adding back reorganisation expenses and other charges from profit before tax.

[2] Based on the annualised H1 2007 trading cost base compared to 2004

[3] "Operating jaws" represent the difference between revenue and cost growth relative to the same period last year.

Comment

"Abbey has made significant and sustained progress during the first half of 2007, building on the success of 2006. As well as surpassing the £300m cost saving target ahead of schedule, I am pleased to report that our revenue growth continued to strengthen. It is particularly pleasing to note that this has been achieved ahead of the full benefit of Partenon implementation. Abbey continues to be on track to achieve its target cost to income ratio of 45% by the end of 2008.

The first half has also seen Abbey launch new and innovative products as the bank returns to its roots as a challenger within the UK retail sector. We will continue to strengthen our product range and to share the benefits of our efficiency gains with customers, which our recently announced current account demonstrates. I am confident that Abbey will make further progress in 2007 towards becoming a full service retail bank."

António Horta-Osório, Chief Executive

Financial results

Abbey statutory profit before tax for continuing operations and profit after tax was ahead of the same period in 2006.

Trading income:

Net interest income was well ahead of the first half of 2006. Retail Banking net interest income was up, driven by asset growth of over 7% and improved liability growth (including current account balances up 8%) combined with balanced margin management. In total, spreads are stronger than last year benefiting from improvement in liability spreads. Asset spreads continue to be impacted by pricing pressure on fixed rate mortgage products, albeit partially offset by improved margins in unsecured personal loans reflecting Abbey’s more cautious approach to this market. Wealth Management also delivered strong growth reflecting an increase in balances.

Retail Banking non-interest income was slightly ahead of the same period last year with strong growth in investment related income. This was driven by our success in the tax year campaign and a stronger range of investments and bundled saving products. The first half of 2007 has also benefited from an improvement in protection income, albeit growth across these areas were offset by lower current account charges. Global Banking & Markets non-interest income was up slightly compared to the prior year reflected in an increase in sales of retail structured products.

Expenses:

Santander’s cost saving target of £300m, announced at the time of its acquisition of Abbey in 2004, was achieved during the first half of 2007, ahead of the full implementation of Partenon. Trading expenses were over 3% lower than the first half of 2006, with the majority of the savings relating to employment costs driven by headcount reductions predominantly in 2006.

Provisions:

Retail Banking provisions have stabilised through the first half of 2007. This performance was due largely to the continued strong quality of secured assets, offset in part by a deterioration of quality in the unsecured portfolio as expected. The level of provisions is expected to be broadly stable throughout 2007.

Underlying credit quality is strong across the portfolio. There has been a modest increase in stock of properties in possession to 516 (H1 2006: 467) from exceptionally low levels by historical standards, and broadly in line with the Council of Mortgage Lenders (CML) averages. In terms of 3 month plus arrears, there has been a reduction to 7,053 (H1 2006: 7,788), and performance remains better than the industry. However, the expectation is that the recent rate rises will increase the levels of arrears in the coming months, albeit from the low base. Credit quality remains very strong, with the average loan to value (LTV) on new business and stock remaining low at 64% (H1 2006: 60%) and 43% (H1 2006: 44%) respectively.

Reorganisation expenses and other charges:

Restructuring costs were consistent with the first half of 2006.

Business flows

	Half 2 2005	Half 1 2006	Half 2 2006	Half 1 2007
Gross mortgage lending (£ bn)	16.1	15.9	16.6	16.9
Capital repayments (£ bn)	13.2	11.7	13.1	13.3
Net mortgage lending (£ bn)	2.9	4.2	3.6	3.6
Stock (£ bn)	93.9	98.1	101.7	105.3

Market share – gross lending	9.9%	10.0%	9.0%	9.5%
Market share – capital repayments	11.8%	10.7%	10.4%	10.7%
Market share – net lending	5.8%	8.4%	6.0%	6.8%
Market share – stock	9.7%	9.7%	9.4%	9.3%

Retail net deposit flows (£ bn)[4]	0	0.9	0.2	1.9
Investment sales – API (£ bn)(excl. intermediary sales)	0.5	0.7	0.6	0.9
Savings and Investments net flows	0.6	1.0	0.5	2.2

Bank account openings (000s)	194	212	241	217
Abbey branded average current account liability (£ bn)	4.5	4.6	4.9	5.0
Total gross UPL lending (£ bn)	1.1	1.3	1.0	0.6
% of Abbey gross lending through branches	15	18	28	33

[4] Retail deposit net flows exclude certain liability flows that relate to corporate banking balances. If these items had been included, total net deposits flows would have been: H2 2005: -£0.1bn, H1 2006: £1.3bn, H2 2006: -£0.5bn, H1 2007: £1.8bn

Main highlights for the six months to 30 June 2007 (compared to the same period in 2006 unless otherwise stated) include:

• gross mortgage lending of £16.9 billion, c. 6% higher, with an estimated market share of 9.5%. Gross lending has been supported by a solid performance in the intermediary channel, with Abbey recently being awarded 1st in "Best Overall Mortgage Lender" at the Financial Adviser awards in April 2007. Gross lending trends have also been supported by a strong affordability proposition and growth in lending into the Buy to Let product;

• capital repayments of £13.3 billion ahead of last year, in part due to a high level of incentive period maturities coinciding with base rate rises. Despite this, the estimated market share remained in line with the same period last year reflecting retention initiatives;

• net mortgage lending of £3.6 billion lower than the prior year, equivalent to an estimated market share of 6.8% and consistent with a balanced approach to margin management;

• net customer deposit flows of £1.9 billion up over 120%, with the underlying performance driven by a broader product range and continued focus on branch based saving. New savings products, including the 8.1% Super ISA, Direct ISA and 50+ Saver, made a significant contribution to net flows and branch based acquisition liabilities increased by 11%;

• investment sales up 37% driven by a focus on retention and improved processes together with continuing momentum from the tax free campaign and launch of the Super Bond;

• bank account openings of 217,170, up 2% with net openings up over 11%, boosted by a good performance in adult openings up over 8%. Abbey branded current account balances were up 8%; and

• total gross UPL lending decreased by over 53% reflecting the focus on more profitable lending to existing customers through the branch network.

Abbey & Santander

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Anthony Frost (Head of Media Relations) 020 7756 5536

Bruce Rush (Investor Relations) 020 7756 4275

Simon Donovan (Investor Relations) 020 7756 4476

For more information contact: ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 26th July 2007	By / s / Jessica Petrie
(Authorised Signatory)